UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-40472

A2Z SMART TECHNOLOGIES CORP.

(Registrant)

1600-609 Granville Street

Vancouver, British Columbia V7Y 1C3 Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A2Z SMART TECHNOLOGIES CORP.
(Registrant)

Date June 13, 2022	By	/s/ Bentsur Joseph
Bentsur Joseph
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release dated May 5, 2022 – A2Z Receives Order For Additional Smart Carts From Yochananof For An Aggregate of USD $10 Million

99.2	Press Release dated May 16, 2022 – A2Z Launches Its Smart Carts with NTUC FairPrice, Singapore’s Largest Supermarket Chain

99.3	Press Release dated May 16, 2022 – A2Z Announces Unaudited Results for the Q1 ’22 – Three Months Ended March 31, 2022

99.4	Press Release dated May 31, 2022 – A2Z Smart Technologies Announces Strategic Partnership with Accenture